Manning & Napier Fund, Inc.

290 Woodcliff Drive

Fairport, NY 14450

March 21, 2018

VIA EDGAR

Filing Room

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Manning & Napier Fund, Inc. (the “Fund”)
(File	No. 333-217358)

Dear Sir or Madam:

This letter serves to provide our responses to the comments of the SEC Staff (the “Staff”) received via a telephone call on February 13, 2018 regarding the preliminary copy of the shareholder letter, notice, proxy statement and proxy card (collectively, the “Preliminary Proxy Materials”) filed with the SEC on February 7, 2018 relating to a Special Meeting of Class S shareholders of the following series of the Fund (the “Meeting”): the Core Bond Series, Disciplined Value Series, Equity Income Series, High Yield Bond Series, International Series, Pro-Blend® Conservative Term Series, Pro-Blend® Moderate Term Series, Pro-Blend® Extended Term Series, Pro-Blend® Maximum Term Series, Real Estate Series, Strategic Income Conservative Series, Strategic Income Moderate Series, and Unconstrained Bond Series (collectively, the “Series”). The Meeting is being called for the purpose of approving the adoption of a Rule 12b-1 Distribution and Shareholder Services Plan (“12b-1 Plan”) for the Class S Shares of each Series. Capitalized terms not defined herein should be given the meaning provided in the Preliminary Proxy Materials.

1.

Comment: Please discuss, where applicable, how the implementation of the 12b-1 Plan and the concurrent changes will, or is expected to, impact the total operating expenses of the Class S Shares of each Series, both before and after waivers.

Response: The requested changes have been made.

2.	Comment: Please consider revising the term “Non-Distribution Fee Arrangement” such that it better represents the nature and purpose of the payments that would be made pursuant to the arrangement.

Response: The term has been revised to “Non-Distribution Services Arrangement.”

3.

Comment: Please explain supplementally how the Non-Distribution Services Arrangement would differ from the Series’ current arrangement with respect to the services that would be provided pursuant to the Non-Distribution Services Arrangement and the Service Organizations that would provide such services.

Response: The services that would be provided pursuant to the Non-Distribution Services Arrangement are substantially similar to the services currently provided pursuant to the Shareholder Services Plan or a services agreement between a Service Organization and the Advisor, and the Service Organizations that would provide services pursuant to the Non-Distribution Services Arrangement are substantially similar to the Service Organizations that currently provide services pursuant to the Shareholder Services Plan.

4.	Comment: Please confirm that Section 15 of the 1940 Act does not require that the Non-Distribution Services Arrangement be approved by shareholders.

Response: Section 15 of the 1940 Act does not require that the Non-Distribution Services Arrangement be approved by shareholders because the Non-Distribution Services Arrangement is not an investment advisory or underwriting contract.

5.	Comment: Please explain supplementally why the Non-Distribution Services Arrangement payments presented in the pro forma fee tables are less than the maximum permitted amount of such payments.

Response: Pursuant to Instruction 3(d)(ii) to Item 3 of Form N-1A, the pro forma fee tables reflect payments that would be made by the Class S Shares of the Series pursuant to the Non-Distribution Services Arrangement based on the Fund’s current agreements with Service Organizations. Certain of the Fund’s current agreements with Service Organizations do not require that the Class S Shares of the Series pay the maximum permitted amount of Non-Distribution Services Arrangement payments. The proxy statement states that the amount of payments made pursuant to the Non-Distribution Services Arrangement may increase.

6.	Comment: Please file any agreement or plan that describes the terms of the Non-Distribution Services Arrangement as an exhibit to the Fund’s registration statement on Form N-1A.

Response: There is currently no agreement or plan that describes the terms of the Non-Distribution Services Arrangement.

7.

Comment: Please qualify, as necessary, the statement that the expenses of the Class S Shares of the Series are expected to decrease as a result of the implementation of the Non-Distribution Services Arrangement.

Response: The requested changes have been made.

8.

Comment: Please explain supplementally why the Advisor proposed to reduce the contractual investment management fees paid by the Series in connection with the approval of the Non-Distribution Services Arrangement, and confirm that the Series’ investment advisory agreement can be amended to reduce the fees paid thereunder without shareholder approval in light of Section 15(a) of the 1940 Act.

Response: The Advisor proposed to reduce the contractual investment management fees paid by the Series in connection with the approval of the Non-Distribution Services Arrangement to keep the expenses of the Class S Shares of the Series competitive and to minimize (if not completely eliminate) the impact of the Non-Distribution Services Arrangement on fees paid by shareholders.

The services provided by the Advisor pursuant to the Series’ investment advisory agreement will not change. Accordingly, the agreement can be amended to reduce the fees without shareholder approval in accordance with the terms of no-action letters in which the Staff stated that it would not recommend enforcement action to the SEC under Section 15(a) of the 1940 Act if an investment advisory agreement is amended for the sole purpose of reducing the fees paid thereunder without shareholder approval. See, e.g., Washington Mutual Investors Fund, Inc. (pub. avail. May 14, 1993).

9.

Comment: Please explain supplementally the changes with respect to the Fund’s transfer agency services that occurred in 2017, and why Section 15 of the 1940 Act does not require that the changes be approved by shareholders.

Response: Prior to March 1, 2017, the Advisor served as the Fund’s transfer agent and dividend disbursing agent, and contracted with BNY Mellon Investment Servicing (U.S.) Inc. (“BNY Mellon”) to provide sub-transfer agent services and sub-dividend disbursing agent services to each series of the Fund. Effective March 1, 2017, BNY Mellon serves as the Fund’s transfer agent and dividend disbursing agent.

These services do not fall within the scope of Section 15 of the 1940 Act and, therefore, Section 15 does not require that the changes be approved by shareholders.

10.

Comment: Please explain supplementally how the payments made to Service Organizations by the Class S Shares of the Series, on the one hand, and the Advisor and/or its affiliates, on the other hand, will be impacted by the implementation of the 12b-1 Plan and the concurrent changes.

Response: Currently, as required by Rule 12b-1, all payments to Service Organizations for providing distribution services to the Class S Shares of the Series are made by the Advisor and/or its affiliates out of their own resources, and payments to Service Organizations for providing non-distribution services to the Class S Shares of the Series may be made by the Class S Shares of the Series pursuant to the Shareholder Services Plan, or by the Advisor and/or its affiliates out of their own resources. Upon implementation of the 12b-1 Plan and the concurrent changes, payments to Service Organizations for providing distribution services to the Class S Shares of the Series may be made by the Class S Shares of the Series pursuant to the 12b-1 Plan, or by the Advisor and/or its affiliates out of their own resources, and payments to Service Organizations for providing non-distribution services to the Class S Shares of the Series may be made by the Class S Shares of the Series pursuant to the 12b-1 Plan or the Non-Distribution Services Arrangement, or by the Advisor and/or its affiliates out of their own resources.

11.

Comment: Please include the full Investment Advisory Agreement, as opposed to only the Amended and Restated Schedule A thereto, in Appendix B. Please also file any agreements relating to the services provided to the Fund by the Service Organizations as exhibits to the Fund’s registration statement on Form N-1A.

Response: The Fund respectfully declines to include the full Investment Advisory Agreement in Appendix B because no changes are being made to the agreement other than the changes reflected in the Amended and Restated Schedule A thereto, which is included in Appendix B.

The Fund will consider filing a form of agreement relating to the services provided to the Fund by the Service Organizations as an exhibit to the Fund’s registration statement on Form N-1A.

12.	Comment: Please clarify in the “Service Providers” section that the Advisor is the Fund’s administrator.

Response: The requested change has been made.

13.

Comment: Please confirm supplementally that the Fund’s investment adviser, principal underwriter and administrator are not expected to change in connection with the implementation of the 12b-1 Plan and the concurrent changes, and that Item 22(a)(3)(i) of Schedule 14A does not require that the proxy statement state the name and address of the Fund’s transfer agent.

Response: Confirmed.

14.

Comment: Please confirm that all changes proposed to be made to the fees and expenses of the Class S Shares of the Series in connection the implementation of the 12b-1 Plan and the concurrent changes are discussed in the proxy statement.

Response: Confirmed.

15.	Comment: Please consider clarifying which, if any, of the concurrent changes are contingent on shareholder approval of the 12b-1 Plan.

Response: None of the concurrent changes are contingent on shareholder approval of the 12b-1 Plan. As discussed in the proxy statement, however, the Board and the Advisor have agreed that (i) the Fund will not implement the 12b-1 Plan for the Class S Shares of a Series without concurrently eliminating the shareholder services fee for the Class S Shares of the Series, and, with respect to the Equity Income Series and Pro-Blend® Conservative Term Series, reducing the contractual investment management fees paid by the Series and the expense limitations for the Class S Shares of the Series, and (ii) the Fund will not implement the Non-Distribution Services Arrangement for the Class S Shares of a Series (other than the Strategic Income Series, which do not pay an investment management fee) without concurrently reducing the contractual investment management fees paid by the Series.

16.	Comment: Please state, as appropriate, that the Board has determined that the 12b-1 Plan is in the best interests of the Class S Shares of the Series.

Response: The requested change has been made.

17.	Comment: Please consistently use the term “distribution and shareholder services” or the term “distribution and/or shareholder services.”

Response: The Fund respectfully declines to make the requested change because the Fund believes that the term “distribution and shareholder services” is appropriately used when referring to the name of the 12b-1 Plan, and the term “distribution and/or shareholder services” is appropriately used when referring to the services that may be provided to the Class S Shares of the Series pursuant to the 12b-1 Plan or the fees that may be paid by the Class S Shares of the Series for such services.

18.	Comment: Please disclose the current shareholder services fees paid by the Class S Shares of the Series.

Response: The proxy statement states that the amount of the current shareholder services fee for the Class S Shares of each Series, other than the Equity Income Series and the Pro-Blend® Conservative Term Series, is 0.25% of the average daily net assets of the Series’ Class S Shares, and that the current shareholder services fee for the Class S Shares of the Equity Income Series and the Pro-Blend® Conservative Term Series is 0.20% of the average daily net assets of the Series’ Class S Shares.

19.	Comment: Please confirm that the Fund is aware of Mutual Fund Distribution and Sub-Accounting Fees, IM Guidance Update No. 2016-01 (January 2016).

Response: Confirmed.

20.

Comment: Please clarify in the “Cost and Method of Proxy Solicitation” section of the proxy statement, and state in the “Questions and Answers” section of the proxy statement, that the Advisor will pay the solicitation costs.

Response: The requested changes have been made.

21.	Comment: Please confirm that the voting information in the “Questions and Answers” section of the proxy statement is consistent with the voting information on the proxy card.

Response: Confirmed.

22.

Comment: Under the heading “Why would adoption of the 12b-1 Plan benefit shareholders?” in the “Questions and Answers” section of the proxy statement, please clarify (i) that the current shareholder services plan cannot be used to pay for distribution services and (ii) why the 12b-1 Plan has the potential to increase the assets of the Series.

Response: The requested changes have been made.

23.	Comment: Please confirm supplementally that the Series’ principal investment strategies are not expected to change in connection with the implementation of the 12b-1 Plan and the concurrent changes.

Response: Confirmed.

24.	Comment: Please consider dividing the paragraph beginning “At a Board meeting held on August 24, 2017…” in the “General” section of the proxy statement.

Response: The requested change has been made.

25.	Comment: Please clarify if the amount of AFFE incurred by each Strategic Income Series will necessarily decrease, or is only expected to decrease, because the Strategic Income Series invest in other Series of the Fund that will have their contractual investment management fees reduced in connection with the Non-Distribution Services Arrangement, and the Strategic Income Series invest in classes of such Series that are not subject to the Non-Distribution Services Arrangement.

Response: The proxy statement has been revised to clarify that the amount of AFFE incurred by each Strategic Income Series will necessarily decrease because the Strategic Income Series invest in other Series of the Fund that will have their contractual investment management fees reduced in connection with the Non-Distribution Services Arrangement, and the Strategic Income Series invest in classes of such Series that are not subject to the Non-Distribution Services Arrangement.

26.	Comment: Please confirm the accuracy of each statement that the total operating expenses of the Class S Shares of a Series are expected to decrease.

Response: The Fund confirms the accuracy of each statement that the total operating expenses of the Class S Shares of a Series are expected to decrease at current asset levels.

27.	Comment: In the second paragraph of the “Background” section of the proxy statement, please clarify the reference to “certain other changes.”

Response: No changes have been made in response to this comment because the sentence that references “certain other changes” is followed by a sentence that instructs shareholders to see the “Concurrent Changes Impacting Expenses” section of the proxy statement for more information about the concurrent changes.

28.

Comment: Please discuss the differences between the 12b-1 Plan and the distribution and shareholder services plan currently in effect for other classes of the Fund that is referenced in the “Background” section of the proxy statement.

Response: The reference has been removed from the section.

29.	Comment: Please consider revising the “Reductions in Investment Management Fees in Connection with the Non-Distribution Services Arrangement” section of the proxy statement for clarity.

Response: The requested change has been made.

30.	Comment: Please state if the asset-based fees of the Class S Shares of a Series, as a percentage of average daily net assets, would be expected to increase as a result of an increase in net assets.

Response: The Fund would not expect the asset-based fees of the Class S Shares of a Series, as a percentage of average daily net assets, to increase as a result of an increase in net assets.

31.

Comment: Please confirm that affiliates of the Fund are permitted to receive distribution and shareholder services payments from the Fund in light of Section 17(d) of the 1940 Act and Rule 17d-1 thereunder.

Response: Confirmed. Rule 17d-3 under the 1940 Act provides an exemption from Section 17(d) and Rule 17d-1 to permit affiliates to receive distribution payments. With respect to payments for shareholder services, the Staff has stated that “as a general matter, a service arrangement does not constitute a ‘joint enterprise or other joint arrangement or profit-sharing plan’ within the meaning of Section 17(d) and Rule 17d-1.” Flex-Fund (pub. avail. Nov. 22, 1985).

32.	Comment: Please state that the expense limitations may be terminated.

Response: No changes have been made in response to this comment because the statement appears in the “Overall Impact on Expenses” section of the proxy statement and in the pro-forma fee table footnotes describing the expense limitations.

33.	Comment: Please disclose in the beginning of the proxy statement that the amount of payments made pursuant to the Non-Distribution Services Arrangement may increase.

Response: No changes have been made in response to this comment because the Fund believes that the disclosure appropriately precedes the pro-forma fee tables.

34.	Comment: Please confirm that the Advisor may not recoup previously waived fees and/or reimbursed expenses from the Series.

Response: Confirmed.

35.

Comment: Please explain supplementally why the pro-forma “Other Expenses” of the Class S Shares of the Equity Income Series are 0.08% lower than the current “Other Expenses” of the Class S Shares of the Series.

Response: The pro-forma “Other Expenses” of the Class S Shares of the Equity Income Series are 0.08% lower than the current “Other Expenses” of the Class S Shares of the Series due to the elimination of the 0.20% shareholder services fee and the addition of payments pursuant to the Non-Distribution Services Arrangement of 0.12%.

36.	Comment: In the “Board Considerations in Approving the 12b-1 Plan” section of the proxy statement:

a.	Please describe the other information that the Distributor and other service providers of the Fund presented or submitted to the Board at the Board Meeting.

Response: The reference to the information has been removed from the section.

b.	Please identify the other service providers that provided information to the Board.

Response: The requested change has been made.

c.	Please state whether the Board considered information provided by third parties in approving the 12b-1 Plan.

Response: The Board did not consider information provided by third parties in approving the 12b-1 Plan. The Board requested and evaluated the information that it believed was reasonably necessary to make an informed determination of whether the 12b-1 Plan should be implemented.

d.

Please state whether the Board considered alternative methods of paying for distribution services, or how the benefits that the Class S Shares of the Series are expected to derive from the 12b-1 Plan compare to the benefits that the Service Organizations are expected to derive from the 12b-1 Plan.

Response: No changes have been made in response to this comment because the Fund believes that the proxy statement discusses in reasonable detail the material factors and the conclusions with respect thereto which form the basis for the conclusion of the Board that there is a reasonable likelihood that the 12b-1 Plan will benefit the Class S Shares of the Series.

e.	Please state whether the Board considered the Non-Distribution Services Arrangement in approving the 12b-1 Plan.

Response: The requested change has been made.

f.	Please state whether the Board was advised by independent counsel in approving the 12b-1 Plan.

Response: The Board was not advised by independent counsel in approving the 12b-1 Plan because the Board does not currently have independent counsel. The Board is, however, considering retaining independent counsel for reasons unrelated to the approval of the 12b-1 Plan and the concurrent changes.

g.

Please state whether the Board considered how the implementation of the 12b-1 Plan and the concurrent changes would impact the total operating expenses of the Class S Shares of each Series, both before and after waivers.

Response: The requested change has been made.

h.	Please further discuss the Board’s consideration of the fact that the unexpended portion of the 12b-1 fees may be retained as profit by the Distributor.

Response: The section has been revised to state that the Board also considered that the amounts of the 12b-1 fees retained as profit by the Distributor will be reported to, and reviewed by, the Board. In addition, the Board considered the fact that the Advisor similarly retains a portion of the fees paid by the Class S Shares of the Series pursuant to the Shareholder Services Plan.

37.	Comment: In the “Additional Information” section of the proxy statement, please discuss revocability of proxies in a separate paragraph.

Response: The requested change has been made.

Please call me if you have any questions relating to the above. I can be reached at (585) 325-6880.

Sincerely,

/s/ Amy J. Williams
Amy J. Williams
Assistant Corporate Secretary

cc:    Kimberly Browning, Securities and Exchange Commission

 Timothy Levin, Morgan, Lewis & Bockius LLP

 Richard Yates, Manning & Napier Advisors, LLC